		Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
		15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries ):			Bond Number: 81908005

DIAMOND HILL FUNDS			Endorsement No. 8

FEDERAL INSURANCE COMPANY

325 JOHN H. MCCONNELL BLVD.			Incorporated under the laws of Indiana
COLUMBUS, OHIO 43215			a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

Revise Item 2. Endorsement

It is agreed that this bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

DEDUCTIBLE
	INSURING CLAUSE		LIMIT OF LIABILITY		AMOUNT
	1.	Employee		$2,300,000	$100,000
	2.	On Premises	$	Not Covered	$ Not Covered
	3.	In Transit	$	Not Covered	$ Not Covered
	4.	Forgery or Alteration	$	Not Covered	$ Not Covered
	5.	Extended Forgery	$	Not Covered	$ Not Covered
	6.	Counterfeit Money	$	Not Covered	$ Not Covered
	7.	Threats to Person	$	Not Covered	$ Not Covered
	8.	Computer System	$	Not Covered	$ Not Covered
	9.	Voice Initiated Funds Transfer Instruction	$	Not Covered	$ Not Covered
	10.	Uncollectible Items of Deposit	$	Not Covered	$ Not Covered
	11.	Audit Expense	$	Not Covered	$ Not Covered

This Endorsement applies to loss discovered after 12:01am in January 1, 2010

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2010

This Endorsement No. 8 amends the current bond of the Trust filed September 10, 2009.

RESOLUTIONS

The undersigned certifies hereby that she is the duly elected Assistant Secretary of the Diamond Hill Funds (the “Trust”) and that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting held on February 11, 2010:

WHEREAS, the Trustees of the Trust, including the Independent Trustees, have reviewed the amount, type, form and premium of Federal Insurance Company Policy No. 81908005 (the ‘Fidelity Bond’); and

WHEREAS, the amount of coverage under the Fidelity Bond is hereby increased to $2,300,000, being greater than the minimum amount of bond required by Rule 17g-1 promulgated under the Investment Company Act of 1940;

THEREFORE, BE IT RESOLVED, that the amount, type, form and coverage of the Fidelity Bond are reasonable and the Fidelity Bond be, and hereby is, ratified and approved, and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and he or she is, designated as the person who shall make the filings and give the notices required by paragraph (g) of Investment Company Act of 1940 rule 17(g)-1; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions required to effectuate these resolutions.

Witness my hand this 22nd day of February, 2010.

/s/ Robin Baxter
Robin Baxter, Assistant Secretary